Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
(505) 856-6043

February 15, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE:   Response to comments on -KSB File No. 000-28759

Gentlemen;

Response to SEC comment letter dated January 25, 2007

FORM 10KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 7-Shareholders’ Deficit, pages F-13-F-15

1.
We have read your response to comment 2. You state that for all intents and purposes Mr. Montano and Ms. Duran meet the married couple test and qualify for common control under paragraph 3(b)(1) of EITF 02-05. You also cite SAB Topic 5-G as further support for your accounting for the transaction at the transferor’s historical cost basis. Because this transaction does not occur prior to or contemporaneously with a first-time public offering, the guidance in SAB Topic 5-G does not apply. It does not appear that you meet the definition of immediate family members outlined in paragraph 3(b)(1) of EITF 02-5. As a result we reissue our previous comment. Please tell us the fair value of the transaction and how you considered paragraphs 7, 8, and 9 of SFAS 123 and EITF 96-18 in determining the fair value of the transaction.

    The Company has included in its most recent filings the fair value of the transaction taking into account PCAOB standards for restatements.

    “The Company recognized the assets and liabilities transferred at their fair values at the July 6, 2005, date of transfer. ”

In determining fair value, the Company considered an appraisal by a certified appraiser prepared for the Company’s banker and additional corroborating values from a local real estate professional. The appraisal was based on a revised plat with 441 smaller lots on an “as is” basis. The Company applied the value to 296 larger lots based on the original plat as acquired by STLLC.

2.	We are in the process of filing amended 10-QSB reports for the period covered by the September 30, 2006 audited 10 KSB. Those reports are March and June of 2006.

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Y. Duran
Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.

5111 JUAN TABO N.E.     o     ALBUQUERQUE, NM     o     87111
PHONE: (505) 856-6043            o         FAX: (505) 856-6043